

GKN PLC



GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

16 November 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

06018749

SUPPL

Dear Sirs,

New **GKN plc**

- **Acquisition**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. Miles

Sue Miles

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL

Enc

PRNUK 1511

Regulatory Announcement

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RECEIVED

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Acquisition(s)
Released	07:00 16-Nov-06
Number	PRNUK-1511

EXEMPTION NO. 82 - 5204

GKN strengthens China presence with OffHighway acquisition

GKN plc of the UK today announces a further step in its expansion within China with the acquisition of one of the leading manufacturers of wheels for the domestic off-highway industry.

The acquisition of the Liuzhou Steel Rim Factory in Liuzhou City in Southern China will create a strong presence for GKN's OffHighway Division in a rapidly expanding market. The company will also become a manufacturing centre for the export of wheels on a global basis.

The operation in Liuzhou employs 550 people, produces wheels for agricultural and construction equipment, forklift trucks, harbour cranes and light vehicles and had sales revenues of £9 million in 2005. It is being acquired for a total consideration of £4 million which will be satisfied from existing resources.

Martyn Vaughan, Chief Executive of GKN OffHighway, said: 'We are the world's leading manufacturer of wheels for the agricultural and construction sector with manufacturing facilities in Europe and the Americas. This acquisition now creates a significant position in China.

'We intend to expand within this growing domestic market but we will also develop Liuzhou as an efficient, low cost manufacturing centre from which we will be able to grow within Asia and also supply both our North American and European customers.'

GKN has operated in China for 18 years and currently employs some 2,800 people across its Driveline, Sinter Metals and OffHighway operations. Current plans envisage the Group's China workforce increasing to around 6,000 within four years. This would make China the third largest concentration of employment within the global GKN Group.

16 November 2006

For further information: GKN Corporate Communications

020 7463 2354

END

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GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



22 November 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs,

GKN plc

- **Transaction in own shares**

For your information I enclose a copy of the above announcement which was released on 21 November.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 2111

Regulatory Announcement

Go to market news section

Free annual report

RECEIVED

2006 NOV 27 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXEMPTION NO. 82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:23 21-Nov-06
Number	PRNUK-2111

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 21 November 2006 it purchased 300,000 of its ordinary shares at a price of 304.4527p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 35,659,142 of its ordinary shares in Treasury and has a total of 705,053,836 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

21 November 2006

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved


SUPPL
Free annual report

Regulatory Announcement

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RECEIVED

Company	GKN PLC
TIDM	GKN
Headline	Investment in China
Released	07:01 17-Nov-06
Number	PRNUK-1611

EXEMPTION NO.
82 - 5204

New manufacturing facility and new Joint Venture continue GKN's growth in China

GKN plc continued its expansion in China today with the announcement of a new automotive manufacturing facility and a new automotive joint venture.

The two announcements, which were made at Auto China, Beijing - one of Asia's leading motor shows - follow yesterday's announcement of the acquisition of a leading Chinese manufacturer of wheels for the off-highway sector.

New manufacturing facility

GKN Driveline Torque Technology is to establish a new manufacturing facility in Shanghai's Kangqiao development zone, with an initial investment of RMB 34 million (£2.25 million).

Graeme Walford, Managing Director of GKN Driveline Torque Technology, said: 'We are experiencing rapid growth in demand for our torque technology products in China. This is in part due to the dramatic growth of the vehicle market here, but it is also a reflection of the technological leadership we are proud to be able to offer our customers'.

GKN Driveline Torque Technology will initially be manufacturing a range of geared components at Kangqiao, from differentials to final drive units, power transfer units and advanced torque management devices as the market demand for these products matures. The new facility has been located conveniently for the company's major customers and suppliers. Initial production will start next year.

New Joint Venture

GKN Driveline has exchanged contracts to form a new driveshaft manufacturing joint venture, GKN Driveshaft (Chongqing) Limited (GDC) in Chongqing, central China, to supply driveshafts to China South Industries Motor Company Limited (CSIMC) in China, the country's third largest OEM.

GKN Driveline's 50% joint venture, Shanghai GKN Drive Shaft Company Limited (SDS) based in Shanghai, owns 51% of GDC and will consolidate its financial results. The remaining shareholders in GDC are CSIMC with 40% and GKN Driveline with 9% directly. Together with its direct and indirect shareholding in SDS, GKN Driveline owns 34.5% of GDC.

By forming GDC, GKN Driveline will ensure it remains close to CSIMC's key OEMs which include its 50% owned ChangAn Ford and 51% ChangAn Suzuki passenger car manufacturers as well as its 100% owned in-house brand, Chana.

GKN's existing 50% owned driveshaft operations, based in Shanghai and Jilin, will remain independent of GDC and will supply components to GDC to maximise synergies across the three operations.

GDC is forecast to employ some 155 people. The capital investment will be approximately Euro9m Euro, funded locally. Total investment in registered capital

is RMB 50m or Euro4.8m Euro, of which GKN Driveline's direct 9% share is Euro0.4m Euro. SDS and GKN Driveline will fund their investments through current cash resources.

GKN has operated in China for 18 years and currently employs some 2,800 people across its Driveline, Sinter Metals and OffHighway operations. Current plans envisage the Group's China workforce increasing to around 6,000 within four years. This would make China the third largest concentration of employment within the global GKN Group.

17 November 2006

For further information contact:

GKN Corporate Communications

020 7463 2354

EXEMPTION NO.
82 - 5204

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Possible acquisition
Released	14:53 17-Nov-06
Number	PRNUK-1711

EXEMPTION NO. 82 - 5204

Possible acquisition by GKN of certain Visteon assets

GKN plc announces that it has entered into exclusive discussions with Visteon Corporation to explore the possible acquisition of certain Visteon assets and liabilities in its European and South American businesses. These relate exclusively to Visteon's driveline business which is conducted at the plants in Düren, Germany, Praszka, Poland, and Swansea, Wales. Driveline assets at Visteon's Arbor plant, Sao Paulo, Brazil are also included. Total revenue of these businesses is approximately £200million.

A further announcement will be made regarding this possible transaction when appropriate.

17 November 2006

Enquiries:

GKN Corporate Communications
020 7463 2354

SUPPL

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved